EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (333-165754) and Form S-8 (No. 333-147186 of Navios Maritime Holdings Inc. of our report dated March 27, 2012, except with respect to our opinion on the consolidated financial statemernts insofar as it relates to the guarantor information described in Note 25, as to which the date is July 20, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 6-K.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
July 20, 2012